Filed Pursuant to 424(b)(4)
Registration No. 333-256220
Prospectus
5,000,000 shares

Trean Insurance Group, Inc.
Common Stock
This is a public offering of 5,000,000 shares of common stock of Trean Insurance Group, Inc. The selling stockholders identified in this prospectus are offering all of the shares offered hereby. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
Our common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TIG.” The closing price of our common stock as reported on Nasdaq on May 19, 2021 was $14.34 per share.
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus summary—Implications of being an emerging growth company.”
Investing in our common stock involves risks. See “Risk factors” beginning on page 13, and the risk factors in the documents incorporated by reference in this prospectus.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per share	Total
Price to the public	$14.00	$70,000,000
Underwriting discounts and commissions(1)	$0.70	$3,500,000
Proceeds, before expenses, to the selling stockholders	$13.30	$66,500,000
(1)	See “Underwriting” for a description of the compensation payable to the underwriters.
The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of our common stock at the price to the public price less the underwriting discount.
The underwriters expect to deliver the shares of common stock through the book-entry facilities of The Depository Trust Company on or about May 24, 2021.
Joint Book-Running Managers
J.P. Morgan	Evercore ISI	William Blair
Co-Manager
JMP Securities
The date of this prospectus is May 19, 2021.

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our shares of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
No action is being taken by us, the selling stockholders or the underwriters in any jurisdiction outside the United States to permit a public offering of shares of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus applicable to that jurisdiction.
Market and industry data
This prospectus includes or incorporates by reference certain market and industry data that are based on third-party sources, including publicly available information, industry publications and reports from government agencies, including the Workers’ Compensation Insurance Rating Bureau of California, and our own estimates, including underlying assumptions, based on our management’s knowledge of, and experience in, the insurance industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. We have not independently verified any third-party information. Industry and market data could be inaccurate because of the method by which sources obtained their data and because information cannot be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Our estimates have not been verified by any independent source. Such data and estimates, including those relating to a specified market’s projected growth or future performance, are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors.” These and other factors could cause future performance to differ materially from such data and estimates. See “Forward-looking statements.”
Trademarks and service marks
This prospectus contains, or incorporates by reference, references to a number of trademarks and service marks which are our registered trademarks or service marks, or trademarks or service marks for which we have pending applications or common law rights. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks, service marks and trade names are referred to in this prospectus without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we or other
i

owner thereof will not assert, to the fullest extent under applicable law, our or such owner’s rights to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, such other companies.
ii

Prospectus summary
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus and in the documents incorporated by reference herein. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the information incorporated by reference herein, especially the matters discussed in the information set forth under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined financial statements and the related notes in our Annual Report on Form 10-K for the year ended December 31, 2020, which are incorporated by reference herein, before deciding whether to purchase shares of our common stock. References in this prospectus to the “Company,” “we,” “us” and “our” are to Trean Insurance Group, Inc. and its subsidiaries, unless the context otherwise requires. References to “Benchmark” are to our subsidiary Benchmark Insurance Company, a Kansas insurance company. References to “ALIC” are to our subsidiary American Liberty Insurance Company, a Utah insurance company. References to “7710” are to our subsidiary 7710 Insurance Company, a South Carolina insurance company.
Our Company
We are an established, growth-oriented company providing products and services to the specialty insurance market. Historically, we have focused on specialty casualty markets that we believe are underserved and where our expertise allows us to achieve higher rates, such as niche workers’ compensation markets and small- to mid-sized specialty casualty insurance programs. We underwrite specialty casualty insurance products both through programs where we partner with other organizations (“Program Partners”) and also through our owned managing general agents (“MGAs”). We also provide our Program Partners with a variety of services including issuing carrier services, claims administration and reinsurance brokerage, from which we generate recurring fee-based revenues. We believe the business that we target is generally subject to less competition and has better pricing, which we believe allows us to generate higher risk-adjusted returns. We believe many of our target markets are experiencing strong secular tailwinds and consequently are growing more quickly than the broader market.
We believe that a number of differentiating factors have contributed to our ability to achieve results and growth that have historically outperformed the broader insurance industry. We believe our multi-service value proposition represents a competitive advantage in our target markets, drives deep integration with our Program Partners and allows us to generate more diversified revenue streams. We seek to carefully identify and select our Program Partners, ensure we have closely aligned interests, and grow and expand these relationships over time. We believe we have a competitive advantage in claims management for longer-tailed lines, specifically workers’ compensation, where our in-house capabilities and differentiated philosophy enable us to have lower claims costs and to settle claims more quickly than many of our competitors. Our business strategy is supported by robust controls surrounding program design and underwriting, ongoing monitoring, and reinsurance and collateral management as evidenced by our “A” (Excellent) financial strength rating, with a stable outlook, by A.M. Best Company (“A.M. Best”), a leading rating agency for the insurance industry. This rating is based on matters of concern to policyholders and is not designed or intended for use by investors in evaluating our securities. Our management team has decades of insurance industry experience across underwriting as well as program administration, reinsurance, claims and distribution.
We are licensed to write business across 49 states and the District of Columbia. We seek to write business in states through select distribution outlets with the potential for attractive underwriting margins, and focus on markets with higher than average premium growth trends. California, Michigan and Texas are our largest markets, representing approximately 42%, 9% and 6%, respectively, of our gross written premiums for the year ended December 31, 2020.

History
We were founded in 1996 as a reinsurance broker and MGA that targeted smaller, underserved insurance providers writing niche classes of business, predominantly workers’ compensation, accident and health, and medical professional liability.
In 2003, we purchased Benchmark Insurance Company (“Benchmark”), which was licensed in 41 states and the District of Columbia and provided us with an insurance carrier with a financial strength rating of “A-” from A.M. Best. Beginning in 2007, we successfully repositioned Benchmark as a specialty insurance carrier for select, high-performing small- to mid-sized Program Partners. Benchmark is now licensed in 49 states and has an “A” rating from A.M. Best.
In July 2015, we sold an equity stake of 36.4% to certain entities affiliated with Altaris Capital Partners, LLC, a private equity firm (collectively, the “Altaris Funds”). The Altaris Funds subsequently made additional equity investments and owned approximately 55% of our company’s outstanding common stock as of December 31, 2020.
We have historically made equity investments in or acquired long-term partners where we believe they can add substantial value to our business. In 2013, we acquired S&C Claims Services, which, prior to the acquisition, had been handling our workers’ compensation claims for over 10 years. In 2017, we acquired American Liberty Insurance Company (“ALIC”), a Utah-domiciled insurance company that was a former Program Partner and writes workers’ compensation insurance. ALIC is now licensed or eligible to conduct insurance business, and therefore subject to regulation and supervision by insurance regulators, in 38 states and Washington D.C. In 2018, we acquired ownership interests in two additional Program Partners: (i) a 45% common equity ownership in Compstar Holding Company LLC, the parent company of Compstar Insurance Services, LLC, an MGA underwriting workers’ compensation insurance coverage for California contractors, and (ii) a 100% ownership of Westcap, an MGA underwriting general liability insurance coverages for California contractors. We had relationships of 11, 12 and 12 years with ALIC, Compstar Insurance Services, LLC and Westcap, respectively, prior to these acquisitions. In 2020, we acquired: (i) a 100% ownership interest in LCTA Risk Services, Inc. (“LCTA”), a Louisiana-domiciled managing general agency, (ii) the remaining equity interest in Compstar Holding Company LLC and (iii) a 100% ownership interest in 7710 Insurance Company (“7710”), a South Carolina-domiciled insurance company that was a former Program Partner and writes workers' compensation insurance, along with its associated program manager and agency. 7710 is licensed or eligible to conduct insurance business, and therefore subject to regulation and supervision by insurance regulators, in 9 states.
On July 20, 2020, we closed the sale of 10,714,286 shares of our common stock in our IPO, comprised of 7,142,857 shares issued and sold by us and 3,571,429 shares sold by selling stockholders pursuant to a registration statement on Form S-1 (File No. 333-239291), which was declared effective by the SEC on July 15, 2020. On July 22, 2020, we closed the sale of an additional 1,207,142 shares by certain selling stockholders in the IPO pursuant to the exercise of the underwriters’ option to purchase additional shares to cover over-allotments. The IPO terminated upon completion of the sale of the above-referenced shares.
The initial public offering price per share was $15.00. The aggregate initial public offering price for all shares sold by us in the IPO was approximately $107.1 million and the aggregate initial public offering price for all shares sold by the selling stockholders in the IPO was approximately $71.7 million.
We received net proceeds from the sale of shares by us in the IPO of approximately $93.1 million after deducting underwriting discounts and commissions of $7.5 million and offering expenses of $6.5 million. We did not receive any proceeds from the sale of shares by the selling stockholders. We used or are in the process of using the net proceeds from the sale of shares by us in the IPO to (i) redeem all $5.1 million aggregate liquidation preference of the Series B Nonconvertible Preferred Stock of our subsidiary Benchmark Holding Company, (ii) pay $7.7 million to redeem all outstanding Subordinated Notes, (iii) use $19.3 million to repay in full all outstanding term loan borrowings under the credit agreement with Oak Street Funding LLC, (iv) pay an aggregate one-time payment of approximately $7.6 million to Altaris Capital Partners, LLC in connection with the termination of our consulting and advisory agreements with Altaris Capital Partners, LLC and (v) pay an aggregate $3.1 million to certain pre-IPO unitholders and other employees in connection with the reorganization transactions and pursuant to the operating agreements for Trean Holdings LLC and BIC Holdings LLC. The remaining net proceeds will be used for general corporate purposes, including to support the growth of our business. There has been no material change in the anticipated use of proceeds from the IPO as described in our final prospectus filed with the SEC on July 17, 2020 pursuant to Rule 424(b)(4).
Our competitive strengths
We believe that our competitive strengths include:
Expertise and focus in underserved specialty casualty insurance markets. We focus on select markets that we believe are underserved and where we can achieve higher rates, including niche workers’ compensation markets and small- to mid-sized specialty casualty insurance programs. We believe we have few competitors in our target markets due to the specialized knowledge, broad licensing and filing authority requirements, and complex operational systems necessary to profitably manage these traditionally longer-tailed lines of business. We believe that most other companies of our size and smaller do not possess these capabilities to the degree needed to be competitive, while most larger companies that do have the required expertise and capabilities in these areas tend not to participate in our target markets because their business models eschew the type of customized solutions that are needed when working with smaller, more entrepreneurial partners.
Multi-service value proposition for our partners. We believe that our focus on the needs of smaller accounts and the breadth of products and services we offer allow us to better serve the needs of our Program Partners, and provide us with greater revenue and profit opportunities. We offer our Program Partners reinsurance brokerage, claims administration, underwriting capacity and, in particular, access to our A.M. Best “A” financial strength rating through issuing carrier services. Our ability to leverage our licenses across multiple products in 49 states and the District of Columbia allows us to provide a national multi-service solution for our Program Partners. Our multi-service offering enables us to develop deep relationships with our Program Partners.
Long-term, carefully selected and aligned relationships with Program Partners. We carefully select the Program Partners we choose to do business with, and design our programs to align risks between parties. We select programs with the intention of building long-term relationships, where our business philosophies align and our Program Partners can grow alongside us. For the three months ended March 31, 2021 our Program Partners and Owned MGAs that have been with us for more than 10 years represented 44% of our gross written premiums. For the years ended December 31, 2020, and December 31, 2019, our Program Partners and Owned MGAs that have been with us for more than 10 years represented 54% and 62% of our gross written premiums, respectively. Our management team carefully evaluates potential new programs in conjunction with our underwriting and actuarial departments. We accept only programs that meet our stringent underwriting and actuarial requirements, and decline approximately 89% of the new opportunities that we evaluate. For every Program Partner we select, we work with them to appropriately align interests and to establish rigorous ongoing reporting and auditing requirements upfront.
Differentiated in-house claims management. We believe that proactively managing our claims, while also accurately setting reserves, is a key aspect of keeping our losses low. For the three months ended March 31, 2021 we generated a loss ratio of 60.5%, which fell within our recent historical first quarter loss ratio range of 57-61%. For the years ended December 31, 2020 and 2019 we generated loss ratios of 46.8% and 51.6% respectively, in line with our 5-year loss ratio range of 47-54%. In our workers’ compensation business, our claims philosophy is to provide an injured employee high-quality medical care as quickly as possible in order to reduce pain, accelerate healing, and lead to a faster and more complete recovery.
Once an injured employee has healed, we aim to fully settle the claim and obtain a full and complete release of the claim at the earliest opportunity. In California, for the claim year ended December 31, 2019, valued as of December 31, 2020, our average medical cost for the workers’ compensation market was $9,860 per claim compared to the California workers’ compensation industry average of $28,686, as reported by the Workers’ Compensation Insurance Rating Bureau (“WCIRB”), at September 30, 2020. For the claim year ended December 31, 2019, we also closed 67% of our workers’ compensation claims in California within the calendar year following the accident year, compared with the industry average of

38%, as reported by the WCIRB at September 30, 2020. To provide our policyholders these processing results, we currently average 85 open claims per claims adjuster. In comparison, the 2019 Workers’ Compensation Benchmarking Study by Rising Medical Solutions found that 71% of third-party administrators (“TPAs”) had over 100 open claims per claims adjuster. Within workers’ compensation lines, our in-house claims management capabilities deliver faster claim closure than the industry. Our trailing 4-year average of 60 month paid to ultimate losses ratio of 87% exceeds the workers’ compensation industry paid to ultimate losses ratio of 70% according to the latest report from S&P Global.
Significant fee-based income. Our business model generates significant fee-based income from multiple sources including issuing carrier services, claims administration and reinsurance brokerage. For the years ended December 31, 2020, 2019 and 2018 our fee-based income accounted for approximately 6.0%, 8.9% and 10.0% of total revenue, respectively. All of our fee-based income accrues outside of our regulated insurance companies, which we believe enhances our organization’s financial flexibility and increases the visibility of our earnings. Within our insurance companies, we cede a significant portion of the risk we originate to our reinsurance partners. These agreements enable us to maintain broader relationships with our Program Partners than our current capital base would otherwise enable. We believe that our strategy has allowed us to scale our business and provides a consistent fee-based income stream to complement our profitable underwriting business, thus providing us with greater revenue opportunities from our Program Partners than we would be able to access in a traditional insurance underwriter model.
Disciplined risk management across our organization. Our disciplined approach to risk management begins with the extensive due diligence performed during our Program Partner selection process and continues throughout the relationship. We have rigorous ongoing controls and reporting requirements, including with respect to underwriting and ongoing Program Partner diligence. Similarly, we maintain rigorous controls over our reinsurance exposures, maintaining stringent collateral requirements to limit our credit exposure. As a result of providing multiple services to our Program Partners, we have numerous touch points and are in regular communication regarding underwriting, claims handling, reinsurance placement and collateral management, which we believe enhances our ability to manage risks to our organization.
Entrepreneurial and highly experienced management team. Our management team is highly experienced, with decades of experience in specialty insurance markets. In addition to this significant industry experience, our team has a long history of continuity in our business, with 21 members having been with us for over 10 years. Our business has been led by our Chief Executive Officer and founder Andrew M. O’Brien since its inception in 1996.
Our strategy
We believe that our approach will allow us to continue to achieve our goals of both growing our business and generating attractive returns. Our strategy involves:
Growing within our existing markets. We focus on lines of business that have large markets, with $54 billion of workers’ compensation premiums and $81 billion for other liability written in the United States in 2019 according to the most recent data from S&P Global. There were greater than $40 billion direct written premiums in commercial property and casualty markets in 2018 produced by program administrators according to the most recent study published by Target Markets Program Administration Association (“TMPAA”). By comparison, we generated $484.2 million, $411.4 million, and $357.0 million of gross written premiums for the years ended December 31, 2020, 2019 and 2018 respectively. We select Program Partners operating in our target markets with whom we believe we can partner to grow within these significant markets.
Given the size of our markets, we believe that we have ample room to continue to grow our business organically for the foreseeable future. Additionally, as we grow our premiums and capital, we expect to continue to optimize our reinsurance program to drive our risk-adjusted returns.
Selectively adding new Program Partners. We have been selective in choosing our current Program Partners, and will continue to ensure that new Program Partners share our business philosophy and meet our underwriting and returns criteria. During 2020, we added 9 new Program Partners with less than

20% of gross earned premiums retained. As of December 31, 2020, excluding the Program Partners added in the prior two years, our relationships with our 17 other Program Partners have an average duration of more than eight years. We focus on specialty lines and will continue to add programs in these markets. However, we also continue to evaluate potential partnerships in additional lines of business that will leverage our core competencies and provide us with new revenue opportunities.
Opportunistically grow and maintain our Owned MGA business through acquisitions. From time to time, we may have the opportunity to deepen our relationships with our existing Program Partners by acquiring equity interests from their management teams. Since 2013, we have successfully completed eight acquisitions of companies with which we have had prior relationships. These businesses represented more than 50% of our gross written premiums for the year ended December 31, 2020.
Strengthen and harness our strong and growing capital base. Despite our relatively modest historical balance sheet, we have grown our premiums through the significant use of reinsurance. As our capital base has grown, new opportunities have emerged for us. Of particular note, in 2019, A.M. Best upgraded our insurance companies from an “A-” to an “A” (Excellent) (Outlook Stable) financial strength rating, which we believe differentiates us in the markets in which we operate. As we continue to grow, we believe that we will have the opportunity to access additional business and to retain more profitable businesses that we have historically ceded to the reinsurance markets.
Maintaining our focus on long-term profitability and growth. Our competitive advantages, including our focus on underserved markets, have enabled us to grow our gross written premiums to $484.2 million for 2020 at a CAGR of 27.3% since 2015, while maintaining an average adjusted return on tangible equity1 of approximately 22.4% for the same time period. As we seek to grow our business, we remain disciplined in targeting classes of business and markets where we believe we can generate attractive returns. Rather than make decisions based on where we are in the market cycle, we focus on selecting high-quality programs, only pursuing opportunities that we expect to meet our pricing and risk requirements over the long-term. We will not participate in markets where we do not believe our business model can add incremental risk-adjusted value.
Maintain disciplined controls over our key business risks. In order to maintain our underwriting profitability, we have systematic underwriting and risk monitoring processes across our business. We believe our risk management is enhanced by the fact that we provide multiple services to many of our Program Partners and thus are in regular communication with them regarding underwriting, claims handling, reinsurance placement and collateral management. We seek to swiftly identify, correct and, if necessary, terminate relationships with Program Partners that are not producing targeted underwriting results, writing exposures outside of agreed upon risk tolerances, or not meeting their collateral or other commitments to us. Our stringent and extensive due diligence Program Partners selection process allows us to select superior Program Partners.
Summary risk factors
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk factors” immediately following this prospectus summary. These risks include the following:
Risks related to COVID-19
•	We may experience disruptions related to COVID-19, including economic impacts of the COVID-19-related governmental actions;
Risks related to our business and industry
•	Our Program Partners or our Owned MGAs may fail to properly market, underwrite or administer policies;
•	We depend on a limited number of Program Partners for a substantial portion of our gross written premiums;
•	Our business is subject to significant geographic concentration;
1 Return on tangible equity is a non-GAAP financial measure. See “Reconciliation of non-GAAP financial measures” for a reconciliation of return on tangible equity to return on equity in accordance with U.S. generally accepted accounting principles (“GAAP”).

•	We may suffer a downgrade in the A.M. Best financial strength ratings of our insurance company subsidiaries;
•	We may be unable to accurately underwrite risks and charge competitive yet profitable rates to our clients and policyholders;
Technology Risk
•	Technology breaches, failures or service interruptions of our business partners’ systems could harm our business and/or reputation;
Legal and regulatory risks
•	We are subject to extensive regulation;
•	Regulators may challenge our use of fronting arrangements in states in which our Program Partners are not licensed;
•	Regulation may become more extensive in the future;
Risks related to our status as an emerging growth company
•	We have elected to use the extended transition period for complying with new or revised accounting standards;
•	the impact of our “controlled company” exemptions under Nasdaq listing standards and the expected loss of such exemptions following completion of this offering, subject to applicable phase-in periods;
Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk factors.”
Implications of being an emerging growth company
As a company with less than $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
•	we may present as few as two years of audited financial statements and two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;
•
we are exempt from the requirement to obtain an attestation report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 for up to five years or until we no longer qualify as an emerging growth company;

•
we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation.
In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that our consolidated and combined financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.
We have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenue of $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.

The offering
Common stock offered by the selling stockholders
5,000,000 shares (or 5,750,000 shares if the underwriters exercise their option to purchase additional shares of common stock in full)
Common stock outstanding before and immediately after this offering
51,148,782 shares
Use of proceeds
We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering. See “Use of proceeds.”
Dividend policy
We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant.
Loss of controlled company status
We anticipate the Altaris Funds will no longer beneficially own more than 50% of the voting power for the election of members of our board of directors upon the completion of this offering. As a result, we will no longer be a “controlled company” within the meaning of the Nasdaq listing standards and, therefore, will no longer be exempt from certain Nasdaq corporate governance requirements, subject to applicable phase-in periods.
Upon the completion of this offering, the Altaris Funds are expected to beneficially own approximately 48% of our common stock (or approximately 47%, if the underwriters exercise their option to purchase additional shares of common stock in full).
Voting rights
Shares of common stock are entitled to one vote per share. See “Description of capital stock.”
Stock symbol
“TIG”
Risk factors
You should read the “Risk factors” section in this prospectus and the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2020 for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.

In this prospectus, unless otherwise indicated or the context otherwise requires, the number of shares of common stock outstanding after the offering:
•
is based on 51,148,782 shares of our common stock outstanding as of May 7, 2021 and excludes 4,547,021 shares of common stock reserved for future issuance under the Trean Insurance Group, Inc. 2020 Omnibus Incentive Plan; and

•	assumes no exercise of the option granted to the underwriters to purchase up to an additional 750,000 shares of common stock to cover over-allotments.

Summary historical consolidated and combined financial and other data
The following tables present our summary historical consolidated and combined financial and other data. The summary historical consolidated and combined financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined financial statements and the related notes included elsewhere or incorporated by reference in this prospectus.
	Three Months Ended March 31	Year ended December 31
	(in thousands, except share and per share data)
	2021	2020	2019
Gross written premiums	$146,730	$484,249	$411,401
Increase in gross unearned premiums	(18,431)	(52,215)	(13,598)
Gross earned premiums	128,299	432,034	397,803
Ceded earned premiums	(87,165)	(323,567)	(311,325)
Net earned premiums	41,134	108,467	86,478
Net investment income	1,592	8,324	6,245
Gain on revaluation of Compstar investment	—	69,846	—
Net realized capital gains	13	3,365	667
Other revenue	4,655	12,104	9,125
Total revenue	47,394	202,106	102,515

Expenses:
Losses and loss adjustment expenses	24,881	50,774	44,661
General and administrative expenses	11,891	38,668	20,959
Other expenses	—	13,427	—
Intangible asset amortization	1,414	2,573	46
Non-cash stock compensation	211	506	—
Interest expense	427	1,922	2,169
Total expenses	38,824	107,870	67,835

Other income	121	1,025	121
Income before taxes	8,691	95,261	34,801

Provision for income taxes	1,900	6,825	7,074
Equity earnings in affiliates, net of tax	—	2,333	3,558
Net income	$6,791	$90,769	$31,285
Adjusted net income(1)	$8,042	$32,779	$33,231

	Three months ended March 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Per share data(2):
Earnings per share:
Basic	$0.13	$2.08	$0.84
Diluted	$0.13	$2.07	$0.84
Weighted average shares outstanding:
Basic	51,148,782	43,744,003	37,386,394
Diluted	51,179,820	43,744,744	37,386,394
(1)
Adjusted net income is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of non-GAAP financial measures” in our Annual Report on Form 10-K for the year ended December 31, 2020 for a reconciliation of adjusted net income to net income in accordance with GAAP.

	At March 31,	At December 31,
	2021	2020	2019
	(in thousands)
Balance sheet data:
Investments	$381,109	$409,610	$350,873
Cash and cash equivalents	130,940	153,149	74,268
Restricted cash	5,996	4,085	1,800
Accrued investment income	2,253	2,458	2,468
Premiums and other receivables	121,740	109,217	62,460
Income taxes receivable	—	1,322	—
Related party receivables	—	—	22,221
Reinsurance recoverable	360,911	343,213	307,338
Prepaid reinsurance premiums	110,298	107,971	80,088
Deferred policy acquisition cost, net	5,029	1,332	2,115
Property and equipment, net	8,050	8,254	7,937
Right of use asset	5,844	6,338	—
Deferred tax asset, net	—	—	1,367
Goodwill	140,640	140,640	2,822
Intangible assets, net	73,903	75,316	154
Other assets	9,334	6,878	3,123
Total assets	$1,356,047	$1,369,783	$919,034
Unpaid loss and loss adjustment expenses	485,532	$457,817	$406,716
Unearned premiums	176,460	157,987	103,789
Funds held under reinsurance agreements	151,268	174,704	163,445
Reinsurance premiums payable	56,975	57,069	53,620
Accounts payable and accrued expenses	23,148	61,240	14,995
Lease liability	6,372	6,893	—
Deferred tax liability, net	10,620	12,329	—
Debt	31,473	31,637	29,040
Income taxes payable	1,224	—	714
Total liabilities	943,072	959,676	772,319
Redeemable preferred stock	—	—	5,100
Total stockholders’/members’ equity	412,975	410,107	141,615
Total liabilities and stockholders’/members’ equity	$1,356,047	$1,369,783	$919,034

	Three months ended March 31,	Year ended December 31,
	2021	2020	2019
Underwriting and other ratios:
Loss ratio(1)	60.5%	46.8%	51.6%
Expense ratio(2)	28.9%	35.6%	24.2%
Combined ratio(3)	89.4%	82.4%	75.8%
Return on equity(4)	6.6%	32.9%	25.5%
Adjusted return on equity(5)	7.8%	11.9%	27.0%
Return on tangible equity(6)	13.8%	54.6%	26.1%
Adjusted return on tangible equity(7)	16.4%	19.7%	27.7%
(1)	The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net earned premiums.
(2)	The expense ratio is the ratio, expressed as a percentage, of general and administrative expenses to net earned premiums.
(3)
The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(4)	Return on equity represents net income expressed on an annualized basis as a percentage of average beginning and ending members’ equity during the period.
(5)
Adjusted return on equity is a non-GAAP financial measure defined as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending stockholders’/members’ equity during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of non-GAAP financial measures” in our Annual Report on Form 10-K for the year ended December 31, 2020 for a reconciliation of adjusted return on equity to return on equity in accordance with GAAP.

(6)
Return on tangible equity is a non-GAAP financial measure defined as net income expressed on an annualized basis as a percentage of average beginning and ending tangible stockholders’/members’ equity during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of non-GAAP financial measures” in our Annual Report on Form 10-K for the year ended December 31, 2020 for a reconciliation of return on tangible equity to return on equity in accordance with GAAP.

(7)
Adjusted return on tangible equity is a non-GAAP financial measure defined as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending tangible stockholders’/members’ equity during the period. See “Reconciliation of non-GAAP financial measures” for a reconciliation of return on tangible equity to return on equity in accordance with GAAP.

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all the other information contained or incorporated by reference in this prospectus, including the risks and uncertainties discussed in our Annual Report on Form 10-K for the year ended December 31, 2020, before deciding to invest in our common stock. The risks and uncertainties described below and incorporated by reference are not the only ones facing us. There may be additional risks and uncertainties of which we currently are unaware or that we currently believe to be immaterial. If any of these risks or uncertainties occurs, our business, financial condition and results of operations may be materially adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.
Risks related to COVID-19
Disruptions related to COVID-19, including economic impacts of the COVID-19-related governmental actions, could materially and adversely affect our business, financial condition and results of operations.
In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including the U.S., and was declared a pandemic by the World Health Organization on March 11, 2020. The global outbreak of COVID-19 continues to rapidly evolve and has resulted in quarantines, reductions in business activity, widespread unemployment and overall economic and financial market instability. In addition, the ongoing continuation of the COVID-19 pandemic and the economic impacts of COVID-19-related governmental actions may also eventually have an impact on our premium revenue, our loss experience and loss expense, liquidity, or our regulatory capital and surplus, and operations.
The ultimate effect that the COVID-19 pandemic and economic and other impacts will have on our future revenues or expected claims and losses remains uncertain. Legislative and regulatory initiatives taken, or which may be taken in response to COVID-19, may adversely affect our operations, particularly with respect to our workers’ compensation businesses. Adverse effects could include:
•	Legislative or regulatory action seeking to retroactively mandate coverage for losses, which our policies would not otherwise cover or have been priced to cover;
•	Regulatory actions relaxing reporting requirements for claims, which may affect coverage under our claims made and reported policies;
•	Legislative actions prohibiting us from canceling policies in accordance with our policy terms or non-renewing policies at their expiration date;
•	Legislative orders to provide premium refunds, extend premium payment grace periods and allow time extensions for past due premium payments;
•	We may have increased workers’ compensation loss expense and claims frequency if policyholder employees in high risk roles with essential businesses contract COVID-19 in the workplace;
•
We may have increased workers’ compensation loss expense and claims frequency if policyholder employees experience an adverse reaction to COVID-19 vaccines due to the employer requiring or strongly encouraging vaccination for employees—a majority of case law thus far has determined adverse reactions in these situations are compensable under workers’ compensation laws;

•
While to date we have not seen a significant increase in incurred losses due to the COVID-19 pandemic, high unemployment and low interest rates could adversely affect our profitability and declining payrolls could adversely affect our workers' compensation written premiums;

•	Travel restrictions and quarantines leading to a lack of in-person meetings, which would hinder our ability to establish relationships or originate new business;
•	Alternative working arrangements, including employees working remotely, which could negatively impact our business should such arrangements remain for an extended period of time;

•
We may experience elevated frequency and severity in our workers’ compensation lines as a result of legislative or regulatory action to effectively expand workers’ compensation coverage for certain types of workers; and

•	We may experience delayed reporting of losses, settlement negotiations and disputed claims resolution above our normal claims resolution trends.
The occurrence of any of these events or experiences, individually or collectively, could materially and adversely affect our business, financial condition and results of operations.
Risks related to this offering and ownership of our common stock
If securities analysts do not publish research or reports about our business or our industry or if they issue unfavorable commentary or negative recommendations with respect to our common stock, the price of our common stock could decline.
The trading market for our common stock is influenced by the research and reports that equity research and other securities analysts publish about us, our business and our industry. We do not have control over these analysts. Analysts could issue negative recommendations with respect to our common stock or publish other unfavorable commentary or cease publishing reports about us, our business or our industry. If one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common stock price could decline rapidly and our common stock trading volume could be adversely affected.
Our stock price may be volatile or may decline regardless of our operating performance.
Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:
•	our operating and financial performance and prospects;
•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;
•	changes in earnings estimates or recommendations by securities analysts who cover our common stock;
•	fluctuations in our quarterly financial results or earnings guidance or the quarterly financial results or earnings guidance of companies perceived to be similar to us;
•
changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders, including our principal stockholders, or the incurrence of additional debt;

•	departure of key personnel;
•	reputational issues;
•	changes in general economic and market conditions;
•	changes in industry conditions or perceptions or changes in the market outlook for the insurance industry;
•	changes in applicable laws, rules or regulations, regulatory actions affecting us and other dynamics; and
•	The loss of our “controlled company” exemptions under Nasdaq listing standards and applicable phase-in periods with respect thereto
The securities markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies.

These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common stock. In addition, price volatility may be greater if the public float and trading volume of shares of our common stock are low.
Our principal stockholders will be able to exert significant influence over us and our corporate decisions.
Immediately following this offering, our principal stockholders, the Altaris Funds, will hold approximately 48% of our common stock or 47% if the underwriters exercise their option to purchase additional shares of common stock to cover over-allotments in full. As a result, our principal stockholders are able to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. Our principal stockholders may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of us, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us and may ultimately affect the market price of our common stock.
In connection with our IPO, we entered into a director nomination agreement (the “Director Nomination Agreement”) with the Altaris Funds. So long as the Altaris Funds own 35% or more of our outstanding common stock, the Altaris Funds will have the right (but not the obligation) to nominate three individuals to our board of directors; so long as the Altaris Funds own 20% or more but less than 35% of our outstanding common stock, the Altaris Funds will have the right (but not the obligation) to nominate two individuals to our board of directors; and so long as the Altaris Funds own 10% or more but less than 20% of our outstanding common stock, the Altaris Funds will have the right (but not the obligation) to nominate one individual to our board of directors. Subject to limited exceptions, we will include these nominees in the slate of nominees recommended to our stockholders for election as directors.
Although we will not be a “controlled company” within the meaning of the Nasdaq rules upon the completion of this offering, during the phase-in period we may continue to rely on exemptions from certain corporate governance requirements.
We are currently a “controlled company” within the meaning of the corporate governance listing requirements of the Nasdaq because the Altaris Funds, as our principal stockholders, currently own more than 50% of our outstanding common stock. A controlled company may elect not to comply with certain corporate governance requirements of the Nasdaq. Accordingly, our board of directors is currently not required to have a majority of independent directors and our compensation, nominating and corporate governance committee is currently not required to meet the director independence requirements to which we would otherwise be subject until such time as we cease to be a “controlled company.”
Upon completion of this offering, the Altaris Funds are expected to beneficially own approximately 48% of the voting power of our common stock (or 47% if the underwriters’ option to purchase additional shares is exercised in full) and will, therefore, no longer control a majority of the voting power of our outstanding common stock. At such time, we will accordingly no longer qualify as a “controlled company” for the exemptions from the Nasdaq corporate governance standards. Under the Nasdaq listing requirements, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to our compensation, nominating and corporate governance committee on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the Nasdaq listing requirements provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. During these phase-in periods, our stockholders will continue not to have the same protections afforded to stockholders of companies of which the majority of directors are independent and, if, within the phase-in periods, we are not able to recruit additional directors who would qualify as independent, or otherwise comply with the Nasdaq listing requirements, we may be subject to enforcement actions by Nasdaq. In addition, a change in our board of directors and committee membership may result in a change in corporate strategy and operating philosophies, and may result in deviations from our current growth strategy.
Our principal stockholders could sell their interests in us to a third party in a private transaction, which may result in your not realizing any change-of-control premium on your shares and subject us to the influence of a currently unknown third party.
Our principal stockholders will have the ability, should they choose to do so, to sell some or all of their shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in another party gaining significant influence over us.
The ability of our principal stockholders to sell their shares of our common stock privately, with no requirement for a concurrent offer to be made to acquire all of the shares of our outstanding common stock that are publicly traded, could prevent you from realizing any change-of-control premium on your shares of our common stock that may accrue to our principal stockholders upon their private sales of our common stock.
Future sales, or the perception of future sales, of our common stock may depress our stock price.
If our stockholders sell a large number of shares of our common stock, or if we issue a large number of shares of our common stock in connection with future acquisitions, financings or for any other reason, the market price of shares of our common stock could decline significantly. Moreover, the perception in the public market that our stockholders may sell shares of our common stock could depress the market price of those shares. In addition, sales of a substantial number of shares of our common stock by our principal stockholders could adversely affect the market price of our common stock.
We expect that we, our directors and executive officers and holders of substantially all our common stock immediately preceding this offering will enter into lock-up arrangements under which we and they will agree that we and they will not sell, directly or indirectly, any common stock for a period of 90 days from the date of this prospectus (subject to certain exceptions) without the prior written consent of J.P. Morgan Securities LLC and Evercore Group L.L.C. See “Underwriting.”
We incur significant costs as a result of operating as a public company, and operating as a public company places additional demands on our management.
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company prior to our IPO. Such expenses may increase after we no longer qualify as an emerging growth company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Compliance with these requirements place significant additional demands on our management and have required us to enhance certain internal functions, such as investor relations, legal, financial reporting and corporate communications, compared with when we were a private company. Accordingly, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly, including the cost of obtaining directors and officers liability insurance.
We do not pay regular dividends on our common stock.
We do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. We currently intend to continue to use our future earnings, if any, to fund our growth and develop our business and for general corporate purposes (which may include capital contributions to our insurance company subsidiaries). Therefore, you are not likely to receive any dividends on your common stock in the near term, and the success of an investment in shares of our common stock will depend on any future appreciation in their value. Our common stock may not appreciate in value or even maintain the price at which they are offered in this offering. Any future declaration and payment of dividends or other distributions of capital will be at the discretion of our board of directors and the payment of any future dividends or other distributions of capital will depend on many factors, including our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our board of directors deems relevant in making such a determination. In addition, the terms of the agreements governing our outstanding debt, or future debt that we may incur, may limit or prohibit the payment of dividends. We may not establish a dividend policy or pay dividends in the future, or continue to pay any dividend if we do commence paying dividends.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless we consent in writing to the selection of an alternative forum, the exclusive forum for any action under the Securities Act or the Exchange Act shall be either the Court of Chancery of the State of Delaware or the federal district court for the District of Delaware. This exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction or, in the case of an action under the Securities Act or the Exchange Act, for which neither the Court of Chancery of the State of Delaware nor the federal district court for the District of Delaware has subject matter jurisdiction. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. In addition, stockholders who do bring a claim in the Court of Chancery of the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. Furthermore, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.
Provisions in our organizational documents, Delaware corporate law, state insurance laws and certain of our contractual agreements and compensation arrangements may prevent or delay an acquisition of us.
Provisions of our amended and restated certificate of incorporation and amended and restated by-laws and of state law may delay, deter, prevent or render more difficult a takeover attempt that our stockholders may consider in their best interests. For example, such provisions or laws may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.
Certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws may have anti-takeover effects and may delay, deter or prevent a takeover attempt that our stockholders may consider in their best interests. The provisions provide for, among others:
•	the ability of our board of directors to issue one or more series of preferred stock;
•
the filling of any vacancies on our board of directors by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, that after the first time when the principal stockholders cease to beneficially own, in the aggregate, at least 50% of our outstanding common stock, any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders);

•	certain limitations on convening special stockholder meetings;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings; and
•	stockholder action by written consent only until the first time when our principal stockholders cease to beneficially own, in the aggregate, 50% or greater of our outstanding common stock.
Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation.
Under applicable Kansas, California, South Carolina and Utah insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is first obtained from the state insurance commissioner following a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors including, among others, the financial strength of the proposed acquirer, the acquirer’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Kansas, California, South Carolina and Utah insurance laws and regulations pertaining to changes of control apply to both the direct and indirect acquisition of ten percent or more of the voting stock of that state’s domiciled insurer. Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of Trean Insurance Group, Inc. and would trigger the applicable change of control filing requirements under Kansas, California, South Carolina and Utah insurance laws and regulations, absent a disclaimer of control filing and its acceptance by the Kansas Insurance Department, the California Department of Insurance, the South Carolina Department of Insurance and the Utah Insurance Department. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of Trean Insurance Group, Inc., including through transactions that some or all of the stockholders of Trean Insurance Group, Inc. may consider to be desirable.
These anti-takeover provisions and prior regulatory approval requirements for a change of control under applicable state insurance laws may delay, deter or prevent a takeover attempt that our stockholders may consider in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of capital stock — Certain anti-takeover provisions of our amended and restated certificate of incorporation, our amended and restated by-laws and applicable law.”
Our amended and restated certificate of incorporation provides that our principal stockholders have no obligation to offer us corporate opportunities.
The Altaris Funds and the members of our board of directors who are affiliated with the Altaris Funds, by the terms of our amended and restated certificate of incorporation, are not required to offer us any corporate opportunity of which they become aware and can take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors. Trean Insurance Group, Inc., by the terms of our amended and restated certificate of incorporation, expressly renounces any interest in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. Our amended and restated certificate of incorporation cannot be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment.
The Altaris Funds are in the business of making investments in portfolio companies and may from time to time acquire and hold interests in businesses that compete with us, and the Altaris Funds have no obligation to refrain from acquiring competing businesses. Any competition could intensify if an affiliate or subsidiary of the Altaris Funds were to enter into or acquire a business similar to ours. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the Altaris Funds to themselves, their portfolio companies or their other affiliates instead of to us.

We are required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal control over financial reporting. If we are unable to achieve and maintain effective internal controls, our business, operating results and financial condition could be harmed.
As a public company with SEC reporting obligations, we are required to document and test our internal control procedures to satisfy the requirements of Section 404(b) of the Sarbanes-Oxley Act, which requires annual assessments by management of the effectiveness of our internal control over financial reporting. We are an emerging growth company, and thus we are exempt from the auditor attestation requirement of Section 404(b) of Sarbanes-Oxley until such time as we no longer qualify as an emerging growth company. See also “— We are an “emerging growth company” within the meaning of the Securities Act and have elected to take advantage of reduced disclosure requirements and other exemptions applicable to emerging growth companies.” Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial internal control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable requirements. During the course of our assessment, we may identify deficiencies that we are unable to remediate in a timely manner. Testing and maintaining our internal control over financial reporting may also divert management’s attention from other matters that are important to the operation of our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404(b) of Sarbanes-Oxley. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations. Moreover, any material weaknesses or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause investors to lose confidence in our reported financial information or our common stock listing on the Nasdaq to be suspended or terminated, which could have a negative effect on the market price of our common stock.
We are an “emerging growth company” within the meaning of the Securities Act and have elected to take advantage of reduced disclosure requirements and other exemptions applicable to emerging growth companies.
For as long as we remain an “emerging growth company,” as defined in JOBS Act, we will have the option to take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), being permitted to have an extended transition period for adopting any new or revised accounting standards that may be issued by the Financial Accounting Standards Board (“FASB”) or the SEC, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future, we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenue of $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.
We have availed ourselves of reduced reporting requirements in this prospectus and the documents incorporated by reference in this prospectus. In particular, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We expect to continue to avail ourselves of the emerging growth company exemptions described above. In addition, we expect to avail ourselves of the extended transition period for complying with new or revised accounting standards. As a result, the information that we provide to stockholders will be less comprehensive than what you may receive from other public companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company,” our consolidated and combined financial statements may not be comparable to companies that currently comply with these accounting standards.
We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our consolidated and combined financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Consequently, our consolidated and combined financial statements may not be comparable to companies that comply with public company effective dates. Because our consolidated and combined financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock. Investors may find our common stock less attractive because we plan to rely on this exemption. In that case, there may be a less active trading market for our common stock and our stock price may be more volatile.

Forward-looking statements
This prospectus and the documents we have filed with the SEC that are incorporated by reference herein contain forward-looking statements. Forward-looking statements include statements that are not historical or current facts. These statements may discuss, among other things, our future financial performance, our business prospects and strategy, the lines of business we target, our anticipated financial position, liquidity and capital, our dividend policy and market and industry conditions. You can identify forward-looking statements by words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “predict,” “project,” “believe,” “seek,” “outlook,” “future,” “will,” “would,” “should,” “could,” “may,” “can have,” “likely” and similar terms. Forward-looking statements are based on management’s current expectations and assumptions about future events. These statements are only predictions and are not guarantees of future performance. Forward-looking statements are subject to risks and uncertainties, including changes in circumstances that are difficult to predict. If one or more of these risks or uncertainties materialize, or if our underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Factors that may cause such differences include those described in the “Risk factors” section of this prospectus as well as in other sections of this prospectus and in our most recent Annual Report on Form 10-K which is incorporated by reference in this prospectus in their entirety, together with other information in this prospectus, the documents incorporated by reference and any free writing prospectus that we may authorize for use in connection with this offering.
Forward-looking statements speak only as of the date on which they are made. Except as expressly required under federal securities laws or the rules and regulations of the SEC, we disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements.

Use of proceeds
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

Reconciliation of Non-GAAP Financial Measures
We define adjusted return on tangible equity as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending tangible members’ equity during the period. We regularly evaluate acquisition opportunities and have historically made acquisitions that affect members’ equity. We use adjusted return on tangible equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted return on tangible equity should not be viewed as a substitute for return on equity or return on tangible equity, respectively, calculated in accordance with GAAP, and other companies may define return on tangible equity and adjusted return on tangible equity differently.
	Three Months Ended March 31, 2021	2020	2019	2018	2017	2016
Income before taxes	$8,691	$95,261	$34,801	$26,150	$24,331	$17,241
Provision for income taxes	1,900	6,825	7,074	5,546	7,623	5,169
	22%	7%	20%	21%	31%	30%

Net income	$6,791	$90,769	$31,285	$19,522	$16,408	$12,071
Intangible asset amortization	1,414	2,573	46	27	28	6
Noncash stock compensation	211	506	—	—	—	—
Expenses associated with Altaris management fee, including cash bonuses paid to unitholders	—	883	1,765	1,765	1,600	800
Expenses associated with IPO and other one-time legal and consulting expenses	—	1,845	1,292	785	—	—
Expenses related to debt issuance costs, including OID amortization		135	101	75	—	—
FMV adjustment of remaining investment in subsidiary	—	(71,846)	—	—	—	—
Net gain on purchase & disposal of subsidiaries	—	(3,115)	(600)	—	—	—
Expenses associated with purchase of outstanding voting shares of ALIC	—	—	—	770	385	—
Other expenses	—	13,427	—	—	—
Total adjustments	1,625	(55,592)	2,604	3,422	2,013	806
Tax impact of adjustments	(374)	(2,398)	(658)	(726)	(631)	(242)
Adjusted net income	$8,042	$32,779	$33,231	$22,218	$17,790	$12,635

Numerator: adjusted net income	$8,042	$32,779	$33,231	$22,218	$17,790	$12,635
Denominator: average tangible stockholders' equity	196,291	166,395	119,874	94,708	80,141	67,079
Adjusted return on tangible equity	16.4%	19.7%	27.7%	23.4%	22.2%	18.8%
5 Year Average		22.4%

Return on tangible equity	13.8%	54.6%	26.1%	20.6%	20.5%	18.0%

Select balance sheet data:
Total shareholder's equity (excluding Preferred Shares)	412,975	410,107	141,615	104,131	89,165	72,014
Goodwill & intangibles	214,543	215,956	2,976	3,023	856	42
Total tangible shareholder's equity	198,432	194,151	138,639	101,108	88,309	71,972

Average tangible stockholders’ equity	196,291	166,395	119,874	94,708	80,141	67,079

Adjusted return on tangible equity	16.4%	19.7%	27.7%	23.4%	22.2%	18.8%

Principal and selling stockholders
The following table sets forth information regarding the beneficial ownership of our common stock as of May 7, 2021. The numbers of shares and percentage of common stock beneficially owned before this offering that are set forth below are based on the number of shares of common stock outstanding prior to this offering. The numbers of shares and percentage of common stock beneficially owned after this offering that are set forth below are based on the number of shares of common stock outstanding immediately after this offering, which is 51,148,782.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of May 17, 2021. Unless otherwise indicated, the address for each listed stockholder is: c/o 150 Lake Street West, Wayzata, MN 55391. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.
Name and Address of Beneficial Owner	Shares Beneficially Owned Before this Offering		Shares of Common Stock Offered	Shares Beneficially Owned After this Offering		Shares to be Sold Assuming Full Exercise of Over-allotment Option	Shares Beneficially Owned After this Offering Assuming Full Exercise of Over-allotment Option
	Shares	Percentage		Shares	Percentage		Shares	Percentage
Greater than 5% and Selling Stockholders:
Altaris Funds(1)	28,274,417	55.3%	3,696,085	24,578,332	48%	4,250,498	24,023,919	47%
Blake Enterprises entities(2)	5,109,171	10.0%	665,879	4,441,290	8.7%	768,063	4,341,108	8.5%
Named executive officers and directors:
Andrew M. O’Brien(3)	4,100,558	8.0%	667,881	3,564,525	7.0%	616,438	3,484,120	6.8%
Julie A. Baron	—	—	—	—	—	—	—	—
David G. Ellison	—	—	—	—	—	—	—	—
Randall D. Jones	130,192	*	—	130,192	*	—	130,192	*
Steven B. Lee(4)	1,151,035	2.3%	100,001	958,951	1.9%	115,001	943,951	1.9%
Daniel G. Tully(1)	28,274,417	55.3%	3,696,085	24,578,332	48%	4,250,498	24,023,919	47%
Mary Chaput	—	—	—	—	—	—	—	—
Terry P. Mayotte	—	—	—	—	—	—	—	—
All executive officers and directors as a group (13 persons)(5)	38,765,373	75.6%	5,000,000	33,765,373	65.6%	5,750,000	33,015,373	64.2%
*	Less than 1%
(1)
Prior to this offering, consists of (i) 23,003,209 shares of our common stock held by AHP-BHC LLC and 317 shares of our common stock held by AHP-TH LLC and (ii) 5,270,818 shares of our common stock held by ACP-BHC LLC and 73 shares of our common stock held by ACP-TH LLC (collectively, the “Altaris Funds”). After this offering, consists of (i) 19,996,186 shares of our common stock held by AHP-BHC LLC and 276 shares of our common stock held by AHP-TH LLC and (ii) 4,581,807 shares of our common stock held by ACP-BHC LLC and 63 shares of our common stock held by ACP-TH LLC. Daniel G. Tully and George E. Aitken-Davies are members of the board of managers of Altaris Partners, LLC, which has investment and voting control over the shares held by the Altaris Funds. The address of the Altaris Funds is 10 East 53rd Street, 31st floor, New York, NY 10022.

(2)
Prior to this offering, consists of (i) 3,251,291 shares of our common stock held by Blake Baker Enterprises I, Inc., (ii) 928,940 shares of our common stock held by Blake Baker Enterprises II, Inc. and (iii) 928,940 shares of our common stock held by Blake Baker Enterprises III, Inc. After this offering, consists of (i) 2,826,276 shares of our common stock held by Blake Baker Enterprises I, Inc., (ii) 807,507 shares of our common stock held by Blake Baker Enterprises II, Inc. and (iii) 807,507.00 shares of our common stock held by Blake Baker Enterprises III, Inc. The Blake Enterprises entities are owned by The Baker Family Trust, dated July 8, 2019, of which Blake Baker is the sole settlor and trustee. The address of the Blake Enterprises entities is 26650 The Old Road, Suite 110, Valencia, CA 91381.

(3)
Prior to this offering, consists of 4,100,558 shares of our common stock held by the Andrew M. O’Brien Premarital Trust, of which Mr. O’Brien is the trustee. After this offering, consists of 3,564,525 shares of our common stock held by the Andrew M. O’Brien Premarital Trust, of which Mr. O’Brien is the trustee.

(4)
Prior to this offering, consists of (i) 805,724 shares owned by the Lee 2020 GST Dynasty Trust, of which Steven B. Lee is investment trustee, (ii) 253,228 shares by the Steven B. Lee 2020 GRAT, of which Mr. Lee is trustee, and (iii) 92,083 shares owned by Mr. Lee. After this offering consists of (i) 723,369 shares by the Lee 2020 GST Dynasty Trust, (ii) 235,582 shares by the Steven B. Lee 2020 GRAT and (iii) 92,083 shares owned by Mr. Lee.

(5)	Numbers in the columns include shares beneficially owned by the Blake Enterprises entities.

Description of capital stock
The following is a description of the material terms of, and is qualified in its entirety by our amended and restated certificate of incorporation and amended and restated by-laws.
Authorized capital stock
Our authorized capital stock consists of 600,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. As of May 7, 2021, 51,148,782 shares of our common stock outstanding, held by 16 stockholders of record, and no shares of preferred stock outstanding.
Common stock
Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Our common stockholders are not entitled to cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. Upon the liquidation, dissolution or winding-up of the Company, the holders of our common stock will be entitled to receive their ratable share of the net assets of the Company. available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, subscription or redemption rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Preferred stock
No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our board of directors has the authority, subject to the limitations imposed by Delaware law or the Nasdaq listing rules, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and rights of the shares of each series, including:
•	dividend rates;
•	conversion rights;
•	voting rights;
•	terms of redemption and liquidation preferences; and
•	the number of shares constituting each series.
Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
There are no current agreements or understandings with respect to the issuance of preferred stock and our board of directors has no present intentions to issue any shares of preferred stock.

Certain anti-takeover provisions of our amended and restated certificate of incorporation, our amended and restated by-laws and applicable law
Certain provisions of our amended and restated certificate of incorporation, amended and restated by-laws, Delaware law and insurance regulations applicable to our business may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.
Authorized but unissued capital stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which apply so long as our common stock remains listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change in control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified board of directors; number of directors
Our amended and restated certificate of incorporation and amended and restated by-laws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes with staggered three-year terms, with the classes as nearly equal in number as possible. As a result, one class (i.e., approximately one-third of our board of directors) is elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board. Our amended and restated certificate of incorporation also provides that the number of directors on our board is fixed exclusively pursuant to resolution adopted by our board of directors.
In connection with our initial public offering which closed July 20, 2020, we entered into a Director Nomination Agreement that grants the Altaris Funds the right to nominate individuals to our board of directors provided certain ownership requirements are met.
Vacancies
Our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director.

Special stockholder meetings
Our amended and restated certificate of incorporation and amended and restated by-laws provides that special meetings of our stockholders for any purpose or purposes may be called at any time only (i) by the chairman of our board of directors, (ii) by our chief executive officer, (iii) pursuant to a resolution adopted by a majority of our board of directors or (iv) until the date that the principal stockholders cease to beneficially own 30% or more of our outstanding shares, at the request of holders of at least 50% of our outstanding shares. Except as described above, stockholders will not have the authority to call a special meeting of stockholders. Our amended and restated by-laws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.
Requirements for advance notification of director nominations and stockholder proposals
Our amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated by-laws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated by-laws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to the principal stockholders at any time when they beneficially own, in the aggregate, less than 30% of our outstanding common stock. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.
Stockholder action by written consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when the principal stockholders beneficially own, in the aggregate, less than 30% of our outstanding common stock.
Section 203 of the Delaware General Corporation Law
As a Delaware corporation, we are subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. For the avoidance of doubt, our principal stockholders, the Altaris Funds, will not be interested stockholders. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and officers; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We elected to “opt out” of Section 203.
Insurance regulations
The insurance laws and regulations of the states of Kansas, the state of domicile of Benchmark, California, where Benchmark is commercially domiciled, South Carolina, the state of domicile of 7710 and Utah, the state of domicile of ALIC, may delay or impede a business combination involving our company. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, including Kansas’, California’s, South Carolina’s and Utah’s, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if our board of directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our subsidiaries.
Certain provisions of our amended and restated certificate of incorporation
Exclusive forum
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless the Company consents in writing to the selection of an alternative forum, the exclusive forum for any action under the Securities Act or the Exchange Act shall be either the Court of Chancery of the State of Delaware or the federal district court for the District of Delaware. This exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction or, in the case of an action under the Securities Act or the Exchange Act, for which neither the Court of Chancery of the State of Delaware nor the federal district court for the District of Delaware has subject matter jurisdiction. This exclusive forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Exchange Act or the Securities Act. Accordingly, our exclusive forum provision will not apply to claims arising under the Exchange Act or the Securities Act and will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
Conflicts of interest
The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation renounces, to the maximum extent permitted from time to time by law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, each of the principal stockholders or any of their affiliates or any director who is not employed by us or his or her affiliates will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the principal stockholders or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for themselves or himself or their or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Trean Insurance Group, Inc. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitation of liability and indemnification of directors and officers
Our amended and restated certificate of incorporation includes provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (i) any breach of a director’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
Our amended and restated certificate of incorporation and our amended and restated by-laws provide for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company or, at our request, serves or served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we intend to enter into indemnification agreements with each of our directors and executive officers pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Listing
Our common stock is listed on the Nasdaq under the symbol “TIG.”
Transfer agent and registrar
The transfer agent and registrar for our common stock is Equiniti Trust Company. The transfer agent’s address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120.

U.S. federal income tax considerations for non-U.S. holders
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common stock by non-U.S. holders (as defined below) who acquire such shares in this offering and hold our common stock as a capital asset (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, banks and other financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, retirement plans, mutual funds, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal tax purposes, controlled foreign corporations, passive foreign investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, expatriates or holders who have a “functional currency” other than the U.S. dollar, holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, and holders who own or have owned (directly, indirectly or constructively) 5% or more of our common stock (by vote or value)). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address the Medicare tax on certain net investment income or U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations (including any U.S. federal estate or gift tax considerations) of owning and disposing of shares of our common stock.
This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative rulings and interpretations and court decisions in effect as of the date hereof, all of which are subject to change or differing interpretation at any time, possibly with retroactive effect.
For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following:
•	a citizen or individual resident of the United States;
•
a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source;
•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an entity or arrangement treated as a partnership for U.S. federal tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their own tax advisors.
Prospective holders of our common stock should consult their own tax advisors regarding the tax consequences to them (including the application and effect of any state, local, non-U.S. income and other tax laws) relating to the ownership and disposition of our common stock.
Distributions on our common stock
In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent such distribution exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares.
Dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.
The foregoing discussion is subject to the discussion below under “— Foreign Account Tax Compliance Act.”
Gain on sale or other disposition of our common stock
In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of our common stock unless:
•
the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or
•
we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.
Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although there can be no assurances in this regard, we believe that we are not currently a U.S. real property holding corporation.
Foreign Account Tax Compliance Act
Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of dividends (including constructive dividends) on our common stock to certain foreign financial institutions (which is broadly defined for this purpose and in general includes investment vehicles) and certain non-financial foreign entities unless (i) in the case of a foreign financial institution, such institution enters into, and complies with, an agreement with the U.S. government to withhold on certain payments, and to collect and provide, on an annual basis, to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies to the withholding agent that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules or, if required under an intergovernmental agreement between the United States and an applicable foreign country, reports the information in clause (i) to its local tax authority, which will exchange such information with the U.S. authorities. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution will generally be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Prospective investors should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. THE FOREGOING SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSIDERATIONS APPLICABLE TO A PROSPECTIVE HOLDER OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, WHICH ANALYSIS MAY BE COMPLEX AND WILL DEPEND ON THE HOLDER’S SPECIFIC SITUATION. WE URGE PROSPECTIVE HOLDERS TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS APPLICABLE TO PROSPECTIVE HOLDERS OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Underwriting
The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Evercore Group L.L.C. and William Blair & Company, L.L.C. are acting as book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of Shares
J.P. Morgan Securities LLC	1,775,000
Evercore Group L.L.C.	1,775,000
William Blair & Company, L.L.C.	1,200,000
JMP Securities LLC	250,000
Total	5,000,000
The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the price to the public set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.42 per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to 750,000 additional shares of common stock from certain of the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the price to the public per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $0.70 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$0.70	$0.70
Total	$3,500,000	$4,025,000
We and the selling stockholders estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.6 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA of up to $40,000.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.
We have agreed that we, subject to certain exceptions, will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Evercore Group L.L.C. for a period of 90 days after the date of this prospectus, other than (a) the shares of our common stock to be sold hereunder, (b) any equity awards granted under our omnibus incentive plan as described in this prospectus, provided that any shares of common stock will be subject to the lock-up agreements and (c) any transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with any of the reorganization transactions described in this prospectus.
We, our directors and executive officers and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 90 days after the date of this prospectus, subject to certain exceptions, may not, without the prior written consent of J.P. Morgan Securities LLC and Evercore Group L.L.C., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities that may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.
Notwithstanding the foregoing, the terms of the lock-up agreements generally do not apply to or prohibit, among others, the items described below:
(A)	transfers pursuant to the terms of this offering;
(B)	transfers of shares of common stock:
(i)	as a bona fide gift or gifts,
(ii)	by will, testamentary document or intestate succession,
(iii)
to any trust, family limited partnership or other entity for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party (for purposes of the lock-up agreements, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin),

(iv)	to partners, members, stockholders, trust beneficiaries or other equity owners of the lock-up party (including any subsequent in-kind distributions to or by the lock-up party’s transferees),

(v)
if the lock-up party is a corporation, partnership, limited liability company, trust or other entity, to any direct or indirect affiliate (as defined in Rule 405 under the Securities Act of 1933) of such party or to any investment fund or other entity controlled or managed by such party or by the management company or investment adviser that controls or manages such party (or an affiliate of such management company or investment adviser),

(vi)	solely by operation of law, pursuant to a qualified domestic order or in connection with a divorce settlement, and
(vii)
pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by the Company’s board of directors and made to all holders of the Company’s securities involving a Change of Control of the Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the lock-up party shall remain subject to the lock-up restrictions, provided, further, that for purposes of this clause (vii), “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation, spin-off or other such transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an Underwriter pursuant to this offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of the Company (or the surviving entity), and provided, further, that any common stock transferred in connection with the tender offer, merger, consolidation or other such transaction shall remain subject to the lock-up restrictions;

(C)	transfers of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with any of the reorganization transactions as described in this prospectus;
(D)
common stock acquired by the lock-up party in this offering or in open market transactions subsequent to the closing of this offering, provided that no filing under the Exchange Act or other public announcement shall be required or voluntarily made by the lock-up party regarding such acquisition of common stock;

(E)
the establishment of a written plan for trading securities pursuant to and in accordance with Rule 10b5-1(c) (a “Rule 10b5-1 Plan”) under the Exchange Act, provided that (i) such Rule 10b5-1 Plan does not provide for the transfer of common stock (and no sales of common stock pursuant to such Rule 10b5-1 Plan shall be made) during the Restricted Period and (ii) no filing under the Exchange Act, or other public announcement shall be required or voluntarily made by the Company regarding the establishment of such Rule 10b5-1 Plan during the lock-up period;

(F)
transfers of common stock to the Company (or the withholding of common stock by the Company) (i) as payment for the exercise price of any options granted in the ordinary course pursuant to any of the Company’s current or future stock option, equity incentive or benefit plans described in this prospectus or (ii) to satisfy any tax withholding obligations upon the exercise of any such option or the vesting of any restricted common stock or other equity awards granted under any such plan, with any common stock received as contemplated by any transaction described in this clause (E) remaining subject to the lock-up restrictions; provided that any shares of common stock received upon such exercise shall be subject to the restrictions set forth in the lock-up agreements; and provided, further, that any filing required under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto and the transaction codes that any such disposition was made in connection with a “cashless” exercise solely to the Company; and

(G)	any demands or requests for, exercise any right with respect to, or take any action in preparation of, the registration by the Company under the Securities Act of 1933 of the lock-up party’s shares of common stock, provided that no transfer of the lock-up party’s shares of common stock registered pursuant to the exercise of any such right and no registration statement shall be filed under the Securities Act of 1933 with respect to any of the lock-up party’s shares of common stock during the lock-up period;
provided that in the case of any transfer or distribution pursuant to clause (B) (other than in the case of a transfer or distribution described in clause (B)(vii)), each donee, distributee or transferee shall be subject to the lock-up restrictions; and provided, further, that in the case of any transfer or distribution pursuant to clause (B) (other than in the case of a transfer or distribution described in clause (B)(vii)), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the lock-up period).
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
Our common stock is listed on the Nasdaq under the symbol “TIG.”
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the public offering price.
Selling restrictions
Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and Trean Insurance Group, Inc. that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances that may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA;
provided that no such offer of the shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the UK who is not a relevant person must not act on or rely upon this document or any of its contents.
Notice to prospective investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, Trean Insurance Group, Inc. or the shares of common stock have been or will be filed with or approved by any

Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.
Notice to prospective investors in Japan
The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances that do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or that do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Singapore
Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii)	where no consideration is or will be given for the transfer;
(iii)	where the transfer is by operation of law;
(iv)	as specified in Section 276(7) of the SFA; or
(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Legal matters
Certain legal matters relating to our common stock and this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
Experts
The consolidated and combined financial statements, incorporated in this prospectus by reference from Trean Insurance Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated and combined financial statements have been so incorporated in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to this offering of our common stock. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms. The SEC maintains a website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.
We are required to file periodic reports and other information with the SEC. We also maintain a website at www.trean.com. Our website and the information contained therein shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.
Incorporation by reference
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-39392):
•
our Annual Report on Form 10-K for the year ended December 31, 2020 that we filed with the SEC on March 26, 2021 (including portions of our Definitive Proxy Statement on Schedule 14A filed on April 6, 2021 that are incorporated by reference into Part III of such Annual Report on Form 10-K),

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2021 that we filed with the SEC on May 13, 2021,
•	our Current Report on Form 8-K that we filed with the SEC on May 19, 2021, and
•	the description of our common stock in our Registration Statement on Form 8-A filed on July 16, 2020, and any amendment or report filed for the purpose of updating that description.
We will provide without charge upon written or oral request to each person, to whom this prospectus is delivered, a copy of any or all of the documents which are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. Requests should be directed to:
Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391
Attention: General Counsel
Telephone: (952) 974-2200